As filed with the Securities and Exchange Commission on January 9, 2006

Registration No. 333-____

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
PROGENICS PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	13-3379479 (I. R. S. Employer Identification No. )
777 Old Saw Mill River Road Tarrytown, New York 10591 (914) 789-2800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Paul J. Maddon, M.D., Ph.D. Chief Executive Officer and Chief Science Officer Progenics Pharmaceuticals, Inc. 777 Old Saw Mill River Road Tarrytown, New York 10591 (914) 789-2800
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Mark R. Baker, Esq. Senior Vice President and General Counsel Progenics Pharmaceuticals, Inc. 777 Old Saw Mill River Road Tarrytown, New York 10591 (914) 789-2800		Donald J. Murray, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please, check the following box: ☐
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock ($0.0013 par value per share)	186,000	$26.74	$4,973,640	$532.18
(1)	All of the shares of common stock offered hereby are being offered for the account of selling stockholders.
(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the high and low prices of the common stock as reported on The Nasdaq National Market on January 5, 2006.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 9, 2006

PRELIMINARY PROSPECTUS
Progenics Pharmaceuticals Inc. 186,000 Shares Common Stock

This prospectus relates to the resale from time to time of up to 186,000 shares of our common stock, par value $.0013 per share, by the selling stockholders described in the section entitled “Selling Stockholders” in this prospectus. The selling stockholders may offer and sell any of the shares of common stock from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section entitled “Plan of Distribution” in this prospectus.

The selling stockholders will receive all of the net proceeds from the sale of their shares of our common stock.

We have agreed to pay all expenses of registration incurred in connection with this offering, except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses that the selling stockholders incur in disposing of the shares.

Our common stock is listed on The Nasdaq National Market under the symbol “PGNX.” On January 6, 2006, the last sales price of our common stock as reported on The Nasdaq National Market was $29.25 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 1.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus is             , 2006 .

You should rely only on the information contained in this prospectus and any accompanying prospectus supplement. We and the selling stockholders have not authorized anyone to provide you with different information. We and the selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this registration statement, the selling stockholders listed in the selling stockholder table included in this prospectus may from time to time offer and sell up to 186,000 shares of our common stock owned by them, at prices and on terms to be determined at or prior to the time of sale. This prospectus and any applicable prospectus supplement contain information you should know before investing, including important information about us and our common stock being offered. You should read both the prospectus and any applicable prospectus supplement as well as the additional information contained in the documents described under the heading “Where You Can Find Additional Information” of this prospectus before investing in shares of our common stock.

This prospectus describes the general manner in which our common stock may be offered by this prospectus. The selling stockholders may provide a prospectus supplement when selling shares of our common stock. That prospectus supplement may include a discussion of any special considerations that apply to those securities or the manner in which they are offered. The prospectus supplement provided by the selling stockholders may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and an accompanying prospectus supplement, you should rely on the information in that prospectus supplement.

THE COMPANY

We are a biopharmaceutical company focusing on the development and commercialization of innovative therapeutic products to treat the unmet medical needs of patients with debilitating conditions and life-threatening diseases. Our principal programs are directed toward symptom management and supportive care and the treatment of Human Immunodeficiency Virus (“HIV”) infection and cancer. We do not have any FDA approved products and have not received any revenue from the sale of any of our product candidates under development. The mailing address of our principal executive offices is 777 Old Saw Mill River Road, Tarrytown, New York 10591, and our telephone number is (914) 789-2800. References to “Progenics,” the “Company,” “we,” “our” and “us” refers to Progenics Pharmaceuticals, Inc. and its subsidiary.

RISK FACTORS

Our business and operations entail a variety of risks and uncertainties, including those described below.

Our product development programs are inherently risky.

We are subject to the risks of failure inherent in the development of product candidates based on new technologies. Our MNTX product candidate, which is designed to reverse certain side effects induced by opioids and to treat post-operative bowel dysfunction and is being developed through a collaboration with Wyeth, is based on a novel method of action that has not yet been proven to be safe or effective. No drug with MNTX’s method of action has ever received marketing approval. Additionally, some of our HIV product candidates are designed to be effective by blocking viral entry, and our GMK product candidate is designed to be a therapeutic cancer vaccine. To our knowledge, no drug designed to treat HIV infection by blocking viral entry (with one exception) and no cancer therapeutic vaccine has been approved for marketing in the U.S. Our other research and development programs, and those conducted through our joint venture with Cytogen, involve similarly novel approaches to human therapeutics. Consequently, there is little precedent for the successful commercialization of products based on our technologies. There are a number of technological challenges that we must overcome to complete most of our development efforts. We may not be able to develop successfully any of our products.

We have granted to Wyeth the exclusive rights to develop and commercialize MNTX, our lead product candidate, and our resulting dependence on Wyeth exposes us to significant risks.

In December 2005, we entered into a license and co-development agreement with Wyeth. Under this agreement, we granted to Wyeth the exclusive worldwide right to develop and commercialize MNTX, our lead product candidate. As a result, we are dependent on Wyeth to perform and fund clinical testing, to make certain regulatory filings and to manufacture and market products containing MNTX. Our collaboration with Wyeth may not be scientifically, clinically or commercially successful.

Any revenues from the sale of MNTX, if approved for sale by the FDA, will depend almost entirely on the efforts of Wyeth. Wyeth has significant discretion in determining the efforts and resources it applies to sales of our products and may not be effective in marketing our products. In addition, Wyeth is a large, diversified pharmaceutical company with global operations and its own corporate agenda, which may not be consistent with our best interests. For example, Wyeth may change its strategic focus or pursue alternative technologies in a manner that results in reduced revenues to us. In addition, we will receive milestone payments from Wyeth only if MNTX achieves specified clinical, regulatory and commercialization milestones, and we will receive royalty payments from Wyeth only if MNTX receives regulatory approval and is commercialized by Wyeth. Many of these milestone events will depend on the efforts of Wyeth. We may not receive any milestone or royalty payments from Wyeth.

Wyeth may terminate the license and co-development agreement:

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for any or no reason at any time after two years from the first commercial sale of the first commercial product utilizing MNTX in the United States by providing us with at least 360 days prior written notice and complying with certain other conditions;

•	for safety or efficacy reasons by providing us with at least 30 days prior written notice;

•	upon our material breach or non-compliance with our representations, warranties and other obligations under the license and co-development agreement if the non-compliance is not cured; or

•	upon our bankruptcy or similar insolvency event.

If our relationship with Wyeth were to terminate, we would have to either enter into a license and co-development agreement with another party or develop and commercialize MNTX ourselves. We may not be able to enter into such an agreement with another suitable company on acceptable terms or at all. To develop and commercialize MNTX on our own, we would have to develop a sales and marketing organization and a distribution infrastructure, neither of which we currently have. Developing these resources would be an expensive and lengthy process and would have a material adverse effect on our revenues and profitability.

Moreover, a termination of our relationship with Wyeth could seriously compromise the development program for MNTX. For example, we could experience significant delays in the development of MNTX and would have to assume full funding and other responsibility for further development and eventual commercialization.

Any of these outcomes would result in delays in our ability to distribute MNTX and would increase our expenses, which would have a material adverse effect on our business, results of operations and financial condition.

Our collaboration with Wyeth is multi-faceted and involves a complex sharing of control over decisions, responsibilities, costs and benefits. There are numerous potential sources of disagreement between us and Wyeth, including with respect to product development, marketing strategies, manufacturing and supply issues and rights relating to intellectual property. Wyeth has significantly greater financial and managerial resources than we do, which it could draw upon in the event of a dispute. A disagreement between Wyeth and us could lead to lengthy and expensive litigation or other dispute resolution proceedings as well as to extensive financial and operational consequences to us, and have a material adverse effect on our business, results of operations and financial condition.

If testing does not yield successful results, our products will not be approved.

We will need to obtain regulatory approval before we can market our product candidates. To obtain marketing approval from regulatory authorities, we or our collaborators must demonstrate a product’s safety and efficacy through extensive preclinical and clinical testing. Numerous adverse events may arise during, or as a result of, the testing process, including the following:

•	the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•	potential products may not have the desired efficacy or may have undesirable side effects or other characteristics that preclude marketing approval or limit their commercial use if approved;

•	after reviewing test results, we or our collaborators may abandon projects, which we previously believed to be promising; and

•	we, our collaborators or regulators may suspend or terminate clinical trials if we or they believe that the participating subjects or patients are being exposed to unacceptable health risks.

Clinical testing is very expensive and can take many years. Results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials. In addition, many of our products, such as PRO 140 and the PSMA product candidates, are at an early stage of development. The successful commercialization of early stage products will require significant further research, development, testing, approvals by regulators and additional investment. Our products in the research or preclinical development stage may not yield results that would permit or justify clinical testing. Our failure to adequately demonstrate the safety and efficacy of a product under development would delay or prevent marketing approval of the product, which could adversely affect our operating results and credibility.

A setback in our clinical development programs could adversely affect us.

We have several ongoing late-stage clinical trials. We have completed enrollment and patient treatment in our two pivotal phase 3 clinical trials and in the extension study for one of those trials of sub-cutaneous MNTX for the treatment of opioid-induced constipation in patients with advanced medical illness. Patient enrollment in the extension study of the second pivotal trial has been completed and patient treatment is currently ongoing. We will need to successfully complete and analyze the data from both of these trials, and their extension studies, in order to obtain approval of the FDA to market MNTX. We also have completed a phase 2 clinical trial of intravenous MNTX in patients at risk for post-operative bowel dysfunction and intend, working with our collaborator Wyeth, to conduct additional clinical trials of oral MNTX in chronic pain patients who experience opioid-induced constipation.

If the results of any of these ongoing trials are not satisfactory, or if we encounter problems enrolling patients, or if clinical trial supply issues or other difficulties arise, our entire MNTX development program could be adversely affected, resulting in delays in commencing or completing clinical trials or in making our regulatory filing for marketing approval. The need to conduct additional clinical trials or significant revisions to our clinical development plan would lead to delays in filing for the regulatory approvals necessary to market MNTX. If the clinical trials indicate a serious problem with the safety or efficacy of a MNTX product then Wyeth has the right under our license and co-development agreement to terminate the agreement or to stop the development or commercialization of the affected products. Since MNTX is our most clinically advanced product, any setback of these types would have a material adverse effect on our stock price and business.

We also have two ongoing pivotal phase 3 clinical trials for GMK. In May 2000, our collaborating research cooperative group in one of these trials, ECOG, recommended to clinical investigators participating in the trial that they discontinue administering GMK, and as a result that trial did not complete patient dosing as contemplated by the initial trial protocol. A second pivotal phase 3 trial for GMK was initiated in May 2001 and full enrollment of the 1,300 patients called for in the trial has been completed. We expect to assess the recurrence of cancer and overall survival of the study patients over the next several years. If the results of either of the GMK trials are not satisfactory, we may need to conduct additional clinical trials or abandon our GMK program.

We have announced positive phase 1 clinical findings related to PRO 140, and we have initiated an additional phase 1b clinical trial. We have also decided to ramp down our development efforts on PRO 542, our other HIV product candidate, in order to concentrate our resources on PRO 140. If the results of our phase 1b study with PRO 140 or the preclinical and clinical studies involving the PSMA vaccine and antibody candidates are not satisfactory, we would need to reconfigure our clinical trial programs to conduct additional trials or abandon the program involved.

We have a history of operating losses, and we may never be profitable.

We have incurred substantial losses since our inception. As of September 30, 2005, we had an accumulated deficit of approximately $156.0 million. We have derived no significant revenues from product sales or royalties. We do not expect to achieve significant product sales or royalty revenue for a number of years, if ever, other than potential revenues from MNTX. We expect to incur additional operating losses in the future, which could increase significantly as we expand our clinical trial programs and other product development efforts.

Our ability to achieve and sustain profitability is dependent in part on obtaining regulatory approval to market our products and then commercializing, either alone or with others, our products. We may not be able to develop and commercialize products. Moreover, our operations may not be profitable even if any of our products under development are commercialized.

We are likely to need additional financing, but our access to capital funding is uncertain.

As of September 30, 2005, we had cash, cash equivalents and marketable securities, including non-current portion, totaling $128.0 million. In December 2005, we received a $60 million upfront payment from Wyeth in connection with the signing of the license and co-development agreement relating to MNTX. During the three months and nine months ended September 30, 2005, we had a net loss of $10.7 million and $36.7 million, respectively, and we used cash in operating activities of $33.4 million during the nine months ended September 30, 2005.

Under our agreement with Wyeth, Wyeth is responsible for all future development and commercialization costs relating to MNTX starting January 1, 2006. As a result we expect that our spending on MNTX in 2006 and beyond will drop significantly from the amounts expended in 2005.

With regard to our other product candidates, however, we expect that we will continue to incur significant expenditures for their development and we do not have committed external sources of funding for most of these projects. These expenditures will be funded from our cash on hand, or we may seek additional external funding for these expenditures, most likely through collaborative agreements, or other license or sale transactions, with one or more pharmaceutical companies, through the issuance and sale of securities or through additional government grants or contracts. We cannot predict with any certainty when we will need additional funds or how much we will need or if additional funds will be available to us. Our need for future funding will depend on numerous factors, many of which are outside our control.

Our access to capital funding is uncertain. We may not be able to obtain additional funding on acceptable terms, or at all. Our inability to raise additional capital on terms reasonably acceptable to us would seriously jeopardize the future success of our business.

If we raise funds by issuing and selling securities, it may be on terms that are not favorable to our existing stockholders. If we raise additional funds by selling equity securities, our current stockholders will be diluted, and new investors could have rights superior to our existing stockholders. If we raise funds by selling debt securities, we could be subject to restrictive covenants and significant repayment obligations.

Our clinical trials could take longer than we expect.

Although for planning purposes we forecast the commencement and completion of clinical trials, and have included or incorporated by reference many of those forecasts in this prospectus and in other public disclosures, the actual timing of these events can vary dramatically. For example, we have experienced delays in our MNTX clinical development program in the past as a result of slower than anticipated patient enrollment. These delays may recur. Delays can be caused by, among other things:

•	deaths or other adverse medical events involving patients or subjects in our clinical trials;

•	regulatory or patent issues;

•	interim or final results of ongoing clinical trials;

•	failure to enroll clinical sites as expected;

•	scheduling conflicts with participating clinicians and clinical institutions; and

•	manufacturing problems.

In addition, we may need to delay or suspend our clinical trials if we are unable to obtain additional funding when needed. Also, our clinical programs involving our joint venture with Cytogen Corporation ("Cytogen") could be delayed by disagreements between Cytogen and us concerning funding development programs or other matters. For example, until June 2005, the joint venture had no approved 2005 budget or work plan because we and Cytogen had not yet reached agreement with respect to a number of matters relating to the joint venture. In June 2005, we and Cytogen approved a work plan and budget for 2005. We have not yet agreed with Cytogen on a work plan and budget for 2006. Clinical trials involving our product candidates may not commence or be completed as forecasted.

Moreover, we have limited experience in conducting clinical trials, and we rely on others to conduct, supervise or monitor some or all aspects of some of our clinical trials. In addition, certain clinical trials for our products may be conducted by government-sponsored agencies, and consequently will be dependent on governmental participation and funding. Under our agreement with Wyeth relating to MNTX Wyeth has the responsibility to conduct some of the clinical trials for that product candidate, including all trials outside of the United States. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own.

As a result of these and other factors, our clinical trials may not commence or be completed as we expect or may not be conducted successfully, in which event investors’ confidence in our ability to develop products may be impaired and our stock price may decline.

We are subject to extensive regulation, which can be costly and time consuming and can subject us to unanticipated fines and delays.

We and our products are subject to comprehensive regulation by the FDA in the U.S. and by comparable authorities in other countries. These national agencies and other federal, state and local entities regulate, among other things, the preclinical and clinical testing, safety, approval, manufacture, labeling, marketing, export, storage, record keeping, advertising and promotion of pharmaceutical products. If we violate regulatory requirements at any stage, whether before or after marketing approval is obtained, we may be subject to forced removal of a product from the market, product seizure, civil and criminal penalties and other adverse consequences.

Our products do not yet have, and may never obtain, the regulatory approvals needed for marketing.

None of our products has been approved by applicable regulatory authorities for marketing. The process of obtaining FDA and foreign regulatory approvals often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. We have had only limited experience in filing and pursuing applications and other submissions necessary to gain marketing approvals. Our products under development may never obtain the marketing approval from the FDA or any other regulatory authority necessary for commercialization.

Even if our products receive regulatory approval:

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they might not obtain labeling claims necessary to make the product commercially viable (in general, labeling claims define the medical conditions for which a drug product may be marketed, and are therefore very important to the commercial success of a product);

•	we or our collaborators might be required to undertake post-marketing trials to verify the product’s efficacy or safety;

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we, our collaborators or others might identify side effects after the product is on the market, or we or our collaborators might experience manufacturing problems, either of which could result in subsequent withdrawal of marketing approval, reformulation of the product, additional preclinical testing or clinical trials, changes in labeling of the product or the need for additional marketing applications; and

•	we and our collaborators will be subject to ongoing FDA obligations and continuous regulatory review.

If our products fail to receive marketing approval or lose previously received approvals, our financial results would be adversely affected.

Even if our products obtain marketing approval, they might not be accepted in the marketplace.

The commercial success of our products will depend upon their acceptance by the medical community and third party payors as clinically useful, cost effective and safe. If healthcare providers believe that patients can be managed adequately with alternative, currently available therapies, they may not prescribe our products, especially if the alternative therapies are viewed as more effective, as having a better safety or tolerability profile, as being more convenient to the patient or healthcare providers or as being less expensive. For pharmaceuticals administered in an institutional setting, the ability of the institution to be adequately reimbursed could also play a significant role in demand for our products. Even if our products obtain marketing approval, they may not achieve market acceptance. If any of our products do not achieve market acceptance, we will likely lose our entire investment in that product.

Marketplace acceptance will depend in part on competition in our industry, which is intense.

The extent to which any of our products achieves market acceptance will depend on competitive factors. Competition in our industry is intense, and it is accentuated by the rapid pace of technological development. There are products currently in the market that will compete with the products that we are developing, including chemotherapy drugs for treating cancer and AIDS drugs. As described below, Adolor Corporation is developing a drug that would compete with MNTX. Many of our competitors have substantially greater research and development capabilities and experience and greater manufacturing, marketing, financial and managerial resources than we do. These competitors may develop products that are superior to those we are developing and render our products or technologies non-competitive or obsolete. If our product candidates receive marketing approval but cannot compete effectively in the marketplace, our operating results and financial position would suffer.

One or more competitors developing an opioid antagonist may reach the market ahead of us and adversely affect the market potential for MNTX.

We are aware that Adolor Corporation, in collaboration with Glaxo Group Limited, or Glaxo, a subsidiary of GlaxoSmithKline plc, is developing an opioid antagonist, Entereg™ (alvimopan), for post-operative ileus, which has completed phase 3 clinical trials, and for opioid bowel dysfunction and chronic constipation, which have completed phase 2 trials. Post-operative ileus is a condition similar to post-operative bowel dysfunction, a condition for which we are developing MNTX. Entereg is further along in the clinical development process than MNTX, and Adolor Corporation has received an approvable letter from the U.S. Food and Drug Administration for Entereg regarding the treatment of post-operative ileus. Additionally, it has been reported that a European specialty pharmaceutical company is in clinical development of an oral formulation of methylnaltrexone for use in opioid-induced constipation. If either of these products reaches the market before MNTX, it could achieve a significant competitive advantage relative to our product. In any event, the considerable marketing and sales capabilities of Glaxo may impair our ability to penetrate the market.

Under the terms of our collaboration with Wyeth with respect to MNTX, Wyeth will develop the oral form of MNTX worldwide. We will lead the U.S. development of the subcutaneous and intravenous forms of MNTX, while Wyeth will lead development of these parenteral products outside the U.S. Wyeth and we will pursue an integrated strategy to optimize worldwide development, regulatory approval, and commercial launch of the three MNTX products, which may impact timelines for the development of MNTX previously disclosed by us. Decisions regarding the timelines for development of the three MNTX products will be made by a Joint Development Committee formed under the terms of the license and co-development agreement, consisting of members from both Wyeth and Progenics.

Disputes with Cytogen could delay or halt our PSMA programs.

Our research and development programs relating to vaccine and antibody immunotherapeutics based on PSMA are conducted through a joint venture between Cytogen Corporation and us. The JV is a 50/50 joint venture, meaning that our ownership rights in the programs, funding obligations and governance rights are equal. As a result, for the joint venture to operate efficiently, and for the research and development programs to be adequately funded and staffed and productive, we and Cytogen must be in agreement on strategic and operational matters. There is a significant risk that, as a result of differing views and priorities, there will be occasions when we do not agree on various matters.

Cytogen’s and our level of commitment to fund the PSMA joint venture is based upon annual budgets and work plans that are developed and approved by the parties. We have in the past experienced delays in reaching agreement with Cytogen regarding annual budget issues and strategic and operational matters relating to the joint venture. For example, until June 2005, the joint venture had no approved 2005 budget or work plan because we and Cytogen had not yet reached agreement with respect to a number of matters relating to the joint venture. In June 2005, we and Cytogen reached agreement on a work plan and budget for 2005. We have not yet agreed with Cytogen on a work plan and budget for 2006. If we do not reach an agreement regarding the budget and work plan for 2006 and future years, we would likely experience delays in advancing the PSMA programs and may need to dissolve the joint venture and abandon the PSMA programs being conducted by the joint venture. We may not reach an agreement with Cytogen on these matters.

If we are unable to negotiate collaborative agreements, our cash burn rate could increase and our rate of product development could decrease.

Our business strategy includes as an element entering into collaborations with pharmaceutical and biotechnology companies to develop and commercialize our products and technologies. We recently entered into such a collaboration with Wyeth. However, we may not be successful in negotiating additional collaborative arrangements. If we do not enter into new collaborative arrangements, we would have to devote more of our resources to clinical product development and product-launch activities, and our cash burn rate would increase or we would need to take steps to reduce our rate of product development.

If we do not remedy our failure to achieve milestones or satisfy conditions regarding some of our product candidates, we may not maintain our rights under our licenses relating to these product candidates.

We are required to make substantial cash payments, achieve specified milestones and satisfy other conditions, including filing for and obtaining marketing approvals and introducing products, to maintain rights under our intellectual property licenses. We may not be able to maintain our rights under these licenses.

Under our license agreements with Sloan Kettering Institute for Cancer Research relating to GMK and with Columbia University relating to PRO 542, we are required, among other things, to have filed for marketing approval for a drug by 2000 and to have commenced commercialization of the drug by 2002 (for GMK) and to have filed for marketing approval by 2001 (for PRO 542). We have not achieved these and other milestones and are unlikely to achieve them soon. We are in a similar position with respect to our license agreement with Antigenics Inc. concerning QS-21, a component of GMK. If we can establish that our failure to achieve these milestones resulted from technical issues beyond our control or delays in clinical studies that could not have been reasonably avoided, we may be entitled to a revision of these milestone dates. Although we believe that we satisfy one or more of these conditions, we may become involved in disputes with our licensors as to our continued right to a license. In addition, at September 1, 2004 we became obligated under our license agreement with Columbia to pay Columbia $225,000. We have accrued this amount but, pending the outcome of discussions with Columbia regarding this payment and other matters relating to the license, we have not yet paid it.

If we do not comply with our obligations under our license agreements, the licensors may terminate them. Termination of any of our licenses could result in our losing our rights to, and therefore being unable to commercialize, any related product. We have had discussions with Sloan-Kettering and Columbia to reach agreement on the revision of applicable milestone dates. We may not, however, reach agreement with these licensors in a manner favorable to us.

We have limited manufacturing capabilities, which could adversely impact our ability to commercialize products.

We have limited manufacturing capabilities, which may result in increased costs of production or delay product development or commercialization. In order to commercialize our product candidates successfully, we or our collaborators must be able to manufacture products in commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner. The manufacture of our product candidates can be complex, difficult to accomplish even in small quantities, difficult to scale-up for large-scale production and subject to delays, inefficiencies and low yields of quality products. The cost of manufacturing some of our products may make them prohibitively expensive. If adequate supplies of any of our product candidates or related materials are not available to us on a timely basis or at all, our clinical trials could be seriously delayed, since these materials are time-consuming to manufacture and cannot be readily obtained from third-party sources.

We operate pilot-scale manufacturing facilities for the production of vaccines and recombinant proteins. We believe that, for these types of product candidates, these facilities will be sufficient to meet our initial needs for clinical trials. However, these facilities may be insufficient for late-stage clinical trials for these types of product candidates, and would be insufficient for commercial-scale manufacturing requirements. We may be required to expand further our manufacturing staff and facilities, obtain new facilities or contract with corporate collaborators or other third parties to assist with production.

In the event that we decide to establish a commercial-scale manufacturing facility, we will require substantial additional funds and will be required to hire and train significant numbers of employees and comply with applicable regulations, which are extensive. We may not be able to build a manufacturing facility that both meets regulatory requirements and is sufficient for our clinical trials or commercial-scale manufacturing.

We have entered into arrangements with third parties for the manufacture of some of our products. Our third-party sourcing strategy may not result in a cost-effective means for manufacturing products. In employing third-party manufacturers, we will not control many aspects of the manufacturing process, including compliance by these third parties with the FDA’s current Good Manufacturing Practices and other regulatory requirements. We may not be able to obtain adequate supplies from third-party manufacturers in a timely fashion for development or commercialization purposes, and commercial quantities of products may not be available from contract manufacturers at acceptable costs.

We are dependent on our patents and other intellectual property rights. The validity, enforceability and commercial value of these rights are highly uncertain.

Our success is dependent in part on obtaining, maintaining and enforcing patent and other intellectual property rights. The patent position of biotechnology and pharmaceutical firms is highly uncertain and involves many complex legal and technical issues. There is no clear policy involving the breadth of claims allowed, or the degree of protection afforded, under patents in this area. Accordingly, the patent applications owned by or licensed to us may not result in patents being issued. We are aware of other groups that have patent applications or patents containing claims similar to or overlapping those in our patents and patent applications. We do not expect to know for several years the relative strength or scope of our patent position as compared to these other groups. Furthermore, patents that we own or license may not enable us to preclude competitors from commercializing drugs, and consequently may not provide us with any meaningful competitive advantage.

We own or have licenses to several issued patents. However, the issuance of a patent is not conclusive as to its validity or enforceability. The validity or enforceability of a patent after its issuance by the patent office can be challenged in litigation. Our patents may be successfully challenged. Moreover, we may incur substantial costs in litigation to uphold the validity of patents or to prevent infringement. If the outcome of litigation is adverse to us, third parties may be able to use our patented invention without payment to us. Moreover, third parties may avoid our patents through design innovation.

Most of our product candidate, including MNTX, PRO 140, GMK and our PSMA program products, incorporate to some degree intellectual property licensed from third parties. We can lose the right to patents and other intellectual property licensed to us if the related license agreement is terminated due to a breach by us or otherwise. Our ability, and that of our collaboration partners, to commercialize products incorporating licensed intellectual property would be impaired if the related license agreements were terminated.

Generally, we have the right to defend and enforce patents licensed by us, either in the first instance or if the licensor chooses not to do so. In addition, our license agreement with the University of Chicago regarding MNTX gives us the right to prosecute and maintain the licensed patents. We bear the cost of engaging in some or all of these activities with respect to our license agreements with Sloan-Kettering for GMK, Columbia for PRO 542 and the University of Chicago for MNTX.  With most of our other license agreements, the licensor bears the cost of engaging in all of these activities, although we may share in those costs under specified circumstances. Historically, our costs of defending patent rights, both our own and those we license, have not been material.

We also rely on unpatented technology, trade secrets and confidential information. Third parties may independently develop substantially equivalent information and techniques or otherwise gain access to our technology or disclose our technology, and we may be unable to effectively protect our rights in unpatented technology, trade secrets and confidential information. We require each of our employees, consultants and advisors to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. However, these agreements may not provide effective protection in the event of unauthorized use or disclosure of confidential information.

If we infringe third-party patent or other intellectual property rights, we may need to alter or terminate a product development program.

There may be patent or other intellectual property rights belonging to others that require us to alter our products, pay licensing fees or cease certain activities. If our products infringe patent or other intellectual property rights of others, the owners of those rights could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We may not prevail in any action brought against us, and any license required under any rights that we infringe may not be available on acceptable terms or at all. We are aware of intellectual property rights held by third parties that relate to products or technologies we are developing. For example, we are aware of other groups investigating methylnaltrexone and other peripheral opioid antagonists, PSMA or related compounds and CCR5 monoclonal antibodies and of patents held, and patent applications filed, by these groups in those areas. While the validity of these issued patents, patentability of these pending patent applications and applicability of any of them to our programs are uncertain, if asserted against us, any related patent or other intellectual property rights could adversely affect our ability to commercialize our products.

The research, development and commercialization of a biopharmaceutical often involve alternative development and optimization routes, which are presented at various stages in the development process. The preferred routes cannot be predicted at the outset of a research and development program because they will depend on subsequent discoveries and test results. There are numerous third-party patents in our field, and we may need to obtain a license to a patent in order to pursue the preferred development route of one or more of our products. The need to obtain a license would decrease the ultimate profitability of the applicable product. If we cannot negotiate a license, we might have to pursue a less desirable development route or terminate the program altogether.

We are dependent upon third parties for a variety of functions. These arrangements may not provide us with the benefits we expect.

We rely in part on third parties to perform a variety of functions. We are party to numerous agreements which place substantial responsibility on clinical research organizations, consultants and other service providers for the development of our products. We also rely on medical and academic institutions to perform aspects of our clinical trials of product candidates. In addition, an element of our research and development strategy is to in-license technology and product candidates from academic and government institutions in order to minimize investments in early research. Furthermore, we recently entered into an agreement under which we will depend on Wyeth for the commercialization and development of MNTX, our lead product candidate. We may not be able to maintain any of these relationships or establish new ones on beneficial terms. Furthermore, we may not be able to enter new arrangements without undue delays or expenditures, and these arrangements may not allow us to compete successfully.

We lack sales and marketing experience, which will make us dependent on third parties for their expertise in this area.

We have no experience in sales, marketing or distribution. If we receive marketing approval, we expect to market and sell our products principally through distribution, co-marketing, co-promotion or licensing arrangements with third parties. We may also consider contracting with a third party professional pharmaceutical detailing and sales organization to perform the marketing function for our products. Under our license and co-development agreement with Wyeth, Wyeth is responsible for commercializing MNTX. To the extent that we enter into distribution, co-marketing, co-promotion, detailing or licensing arrangements for the marketing and sale of our other products, any revenues we receive will depend primarily on the efforts of third parties. We will not control the amount and timing of marketing resources these third parties devote to our products. In addition, if we market products directly, significant additional expenditures and management resources would be required to develop an internal sales force. We may not be able to establish a successful sales force should we choose to do so.

If we lose key management and scientific personnel on whom we depend, our business could suffer.

We are dependent upon our key management and scientific personnel. In particular, the loss of Dr. Paul J. Maddon, our Chief Executive Officer and Chief Science Officer, could cause our management and operations to suffer. We have an employment agreement with Dr. Maddon, the initial term of which ran through September 30, 2005, subject to an automatic renewal for an additional period of two years unless either party provides ninety days prior notice of non-renewal. See “Item 11. Executive Compensation - Employment Agreements” in our Annual Report on Form 10-K for the year ended December 31, 2004. Neither we nor Dr. Maddon gave notice of non-renewal. We are currently in discussions with Dr. Maddon regarding the renewal of his employment agreement and expect that the agreement will be renewed. Employment agreements do not, however, assure the continued employment of an employee. We maintain key-man life insurance on Dr. Maddon in the amount of $2.5 million.

In October 2004, our Board of Directors elected Paul F. Jacobson and Kurt W. Briner as Co-chairmen of the Board in substitution of Dr. Paul J. Maddon, our Chief Executive Officer, Chief Science Officer and a director. Dr. Maddon’s employment agreement contains provisions relating to the Chairmanship position. In connection with the renewal of Dr. Maddon’s employment agreement, we intend to clarify that the change in the Chairman position is not inconsistent with Dr. Maddon’s employment agreement.

Competition for qualified employees among companies in the biopharmaceutical industry is intense. Our future success depends upon our ability to attract, retain and motivate highly skilled employees. In order to commercialize our products successfully, we may be required to expand substantially our personnel, particularly in the areas of manufacturing, clinical trials management, regulatory affairs, business development and marketing. We may not be successful in hiring or retaining qualified personnel.

If we are unable to obtain sufficient quantities of the raw and bulk materials needed to make our products, our product development and commercialization could be slowed or stopped.

We currently obtain supplies of critical raw materials used in production of MNTX, GMK and other of our product candidates from single sources. In particular, we rely on single-source third-party manufacturers for the supply of both bulk and finished form MNTX. We have a supply agreement with Mallinckrodt Inc., our current supplier of bulk-form MNTX, which has an initial term that expires on January 1, 2008. In accordance with our collaboration with Wyeth, we will transfer to Wyeth, at a mutually agreeable time, the responsibility for manufacturing MNTX for clinical and commercial use, including our supply agreements with third parties. We do not have long-term contracts with any of our other suppliers. In addition, commercialization of GMK requires an adjuvant, QS-21, available only from Antigenics Inc. Our existing arrangements may not result in the supply of sufficient quantities of our product candidates needed to accomplish our clinical development programs, and we may not have the right or capability to manufacture sufficient quantities of these products to meet our needs if our suppliers are unable or unwilling to do so. Any delay or disruption in the availability of raw materials would slow or stop product development and commercialization of the relevant product.

A substantial portion of our funding comes from federal government grants and research contracts. We cannot rely on these grants or contracts as a continuing source of funds.

A substantial portion of our revenues to date has been derived from federal government grants and research contracts. In September 2005, we were awarded a $10.1 million grant from the NIH to partially fund our PRO 140 program. Also, in 2004 we were awarded, in the aggregate, approximately $9.2 million in NIH grants and research contracts in addition to previous years’ awards. We cannot rely on grants or additional contracts as a continuing source of funds. Moreover, funds available under these grants and contracts must be applied by us toward the research and development programs specified by the government rather than for all our programs generally. For example, the $28.6 million contract awarded to us by the NIH in September 2003 must be used by us in furtherance of our efforts to develop an HIV vaccine. The government’s obligation to make payments under these grants and contracts is subject to appropriation by the U.S. Congress for funding in each year. Moreover, it is possible that Congress or the government agencies that administer these government research programs will decide to scale back these programs or terminate them due to their own budgetary constraints. Additionally, these grants and research contracts are subject to adjustment based upon the results of periodic audits performed on behalf of the granting authority. Consequently, the government may not award grants or research contracts to us in the future, and any amounts that we derive from existing grants or contracts may be less than those received to date.

If health care reform measures are enacted, our operating results and our ability to commercialize products could be adversely affected.

In recent years, there have been numerous proposals to change the health care system in the U.S. and in foreign jurisdictions. Some of these proposals have included measures that would limit or eliminate payments for medical procedures and treatments or subject the pricing of pharmaceuticals to government control. In some foreign countries, particularly countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In addition, as a result of the trend towards managed health care in the U.S., as well as legislative proposals to reduce government insurance programs, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drug products. Consequently, significant uncertainty exists as to the reimbursement status of newly approved health care products.

If we or any of our collaborators succeed in bringing one or more of our products to market, third-party payors may establish and maintain price levels insufficient for us to realize an appropriate return on our investment in product development. Significant changes in the health care system in the U.S. or elsewhere, including changes resulting from adverse trends in third-party reimbursement programs, could have a material adverse effect on our operating results and our ability to raise capital and commercialize products.

We are exposed to product liability claims, and in the future we may not be able to obtain insurance against these claims at a reasonable cost or at all.

Our business exposes us to product liability risks, which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. We may not be able to avoid product liability exposure. If a product liability claim is successfully brought against us, our financial position may be adversely affected.

Product liability insurance for the biopharmaceutical industry is generally expensive, when available at all. We have obtained product liability insurance in the amount of $5.0 million per occurrence, subject to a deductible and a $5.0 million annual aggregate limitation. In addition, where local statutory requirements exceed the limits of our existing insurance or where local policies of insurance are required, we maintain additional clinical trial liability insurance to meet these requirements. Our present insurance coverage may not be adequate to cover claims brought against us. In addition, some of our license and other agreements require us to obtain product liability insurance. Adequate insurance coverage may not be available to us at a reasonable cost in the future.

We handle hazardous materials and must comply with environmental laws and regulations, which can be expensive and restrict how we do business. If we are involved in a hazardous waste spill or other accident, we could be liable for damages, penalties or other forms of censure.

Our research and development work and manufacturing processes involve the use of hazardous, controlled and radioactive materials. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials. Despite procedures that we implement for handling and disposing of these materials, we cannot eliminate the risk of accidental contamination or injury. In the event of a hazardous waste spill or other accident, we could be liable for damages, penalties or other forms of censure. In addition, we may be required to incur significant costs to comply with environmental laws and regulations in the future.

Our stock price has a history of volatility. You should consider an investment in our stock as risky and invest only if you can withstand a significant loss.

Our stock price has a history of significant volatility. Between January 1, 2002 and September 30, 2005, our stock price has ranged from $3.82 to $25.07 per share. At times, our stock price has been volatile even in the absence of significant news or developments relating to us. Moreover, the stocks of biotechnology companies and the stock market generally have been subject to dramatic price swings in recent years. Factors that may have a significant impact on the market price of our common stock include:

•	the results of clinical trials and preclinical studies involving our products or those of our competitors;

•	changes in the status of any of our drug development programs, including delays in clinical trials or program terminations;

•	developments regarding our efforts to achieve marketing approval for our products;

•	developments in our relationship with Wyeth regarding the development and commercialization of MNTX;

•	announcements of technological innovations or new commercial products by us, our collaborators or our competitors;

•	developments in our relationships with other collaborative partners;

•	developments in patent or other proprietary rights;

•	governmental regulation;

•	changes in reimbursement policies or health care legislation;

•	public concern as to the safety and efficacy of products developed by us, our collaborators or our competitors;

•	our ability to fund on-going operations;

•	fluctuations in our operating results; and

•	general market conditions.

Our principal stockholders are able to exert significant influence over matters submitted to stockholders for approval.

At September 30, 2005, Dr. Maddon and stockholders affiliated with Tudor Investment Corporation together beneficially own or control approximately 19% of our outstanding shares of common stock. These persons, should they choose to act together, could exert significant influence in determining the outcome of corporate actions requiring stockholder approval and otherwise control our business. This control could have the effect of delaying or preventing a change in control of us and, consequently, could adversely affect the market price of our common stock.

Anti-takeover provisions may make the removal of our Board of Directors or management more difficult and discourage hostile bids for control of our company that may be beneficial to our stockholders.

Our Board of Directors is authorized, without further stockholder action, to issue from time to time shares of preferred stock in one or more designated series or classes. The issuance of preferred stock, as well as provisions in certain of our stock options that provide for acceleration of exercisability upon a change of control, and Section 203 and other provisions of the Delaware General Corporation Law could:

•	make the takeover of Progenics or the removal of our Board of Directors or management more difficult;

•	discourage hostile bids for control of Progenics in which stockholders may receive a premium for their shares of common stock; and

•	otherwise dilute the rights of holders of our common stock and depress the market price of our common stock.

If there are substantial sales of our common stock, the market price of our common stock could decline.

Sales of substantial numbers of shares of common stock could cause a decline in the market price of our stock. We require substantial external funding to finance our research and development programs and may seek such funding through the issuance and sale of our common stock. Sales of our common stock pursuant to this registration statement could cause the market price or our stock to decline. In addition, some of our other stockholders are entitled to require us to register their shares of common stock for offer or sale to the public. Also, we have filed Form S-8 registration statements registering shares issuable pursuant to our equity compensation plans. Any sales by existing stockholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common stock.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus, any prospectus supplement and the documents we have filed with the Securities and Exchange Commission that are incorporated by reference into this prospectus and any prospectus supplement constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Included in these forward-looking statements are statements regarding our expectations for beginning or completing clinical trials, submitting to regulatory authorities applications for marketing approvals for our product candidates, raising additional capital and reducing our operating costs if we cannot raise additional funds. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, the risks associated with our dependence on Wyeth to fund clinical testing, to make certain regulatory filings and to manufacture and market products containing MNTX, the uncertainties associated with product development, the risk that clinical trials will not commence, proceed or be completed as planned, the risk that our products will not receive marketing approval from regulators, the risks and uncertainties associated with the dependence upon the actions of our corporate, academic and other collaborators and of government regulatory agencies, the risk that our licenses to intellectual property may be terminated because of our failure to have satisfied performance milestones, the risk that products that appear promising in early clinical trials are later found not to work effectively or are not safe, the risk that we may not be able to manufacture commercial quantities of our products, the risk that our products, if approved for marketing, do not gain market acceptance sufficient to justify development and commercialization costs, the risk that we will not be able to obtain funding necessary to conduct our operations, the uncertainty of future profitability and other factors set forth more fully in this prospectus, any prospectus supplement and the documents incorporated by reference herein, including those factors described under the caption “Risk Factors,” to which investors are referred for further information.

We do not have a policy of updating or revising forward-looking statements, and we assume no obligation to update any forward-looking statements contained or incorporated by reference in this prospectus and any accompanying prospectus supplement as a result of new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of the shares of common stock they may offer through this prospectus.

SELLING STOCKHOLDERS

We are registering for resale 186,000 shares of our common stock held by the selling stockholders named below pursuant to this prospectus and any applicable prospectus supplement. The shares subject to resale hereunder were issued in connection with our acquisition of contract rights previously held by Susanne Glink, Mark Goldberg and the Claudia Otee Trust (collectively, the “selling stockholders”). This transaction was completed on December 22, 2005. The rights that we acquired provided for UR Labs, Inc. (“UR Labs”) to make payments to the selling stockholders in respect of payments received by UR Labs as a result of its licensing to us intellectual property relating to MNTX. Our acquisition of these rights effectively extinguished UR Labs’ payment obligations to the selling stockholders. As part of this acquisition, we agreed to register for resale by the selling stockholders the 186,000 shares of our common stock issued to them. We also agreed to provide indemnification rights to the selling stockholders.

The selling stockholders may sell all, a portion or none of the shares covered by this prospectus at any time up to December 22, 2007. We are not obligated to maintain in effect after that date the registration statement of which this prospectus forms a part. The selling stockholders may also sell, transfer or otherwise dispose of some or all of their shares (including shares not covered by this prospectus) in transactions exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”). We do not know when or in what amounts the selling stockholders may offer shares under this prospectus or otherwise. As a result, we cannot estimate with certainty the number of shares of our common stock that will be owned by each selling stockholder after the completion of any offering contemplated by this prospectus.

	Shares Beneficially Owned Prior to Offering			Shares to be Beneficially Owned After Offering
Name	Total Number of Shares Beneficially Owned(1)	Percentage Ownership(2)	Total Number of Shares Offered for Resale(3)	Total Number of Shares Beneficially Owned(4)	Percentage Ownership(2)
Susanne Glink	83,342	*	82,342	1,000	*
Mark Goldberg	51,829	*	51,829	0	0%
The Claudia Otee Trust	51,829	*	51,829	0	0%
Total	187,000	*	186,000	1,000	*
* less than one percent

(1) This column lists all shares of our common stock beneficially owned by the selling stockholders, whether or not registered hereunder. We cannot assure you that the selling stockholders will sell any or all of such shares of common stock.

(2) The total number of shares outstanding used in calculating the percentage owned is based on 25,233,132 shares of our common stock outstanding as of January 5, 2006.

(3) Only the shares of common stock registered hereunder, as shown in this column for each selling stockholder, may be offered and resold by the selling stockholder pursuant to this prospectus.

(4) This column lists all shares of our common stock beneficially owned by the selling stockholders, whether or not registered hereunder, assuming all shares of common stock registered hereunder are sold by the selling stockholders.

PLAN OF DISTRIBUTION

The selling stockholders may sell the shares being offered from time to time in one or more transactions:

•	on The Nasdaq National Market;

•	in the over−the−counter market;

•	in privately negotiated transactions;

•	through broker−dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best efforts basis;

•	through the writing of options on shares, whether the options are listed on an options exchange or otherwise; or

•	a combination of such methods of sale.

The shares may be sold at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. Such transactions may or may not involve brokers or dealers. Any brokers or dealers participating in a transaction may receive compensation in the form of discounts, commissions or concessions from the selling stockholders or the purchasers of shares for whom such brokers or dealers act as agent or to whom they sell as principal, or both (which compensation as to a particular broker or dealer might be in excess of customary commissions).

The shares can only be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The selling stockholders and any brokers, dealers or agents that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by any such brokers, dealers or agents, and any profits realized on the resale of shares sold by them while acting as principals, might be deemed to be underwriting discounts and commissions under the Securities Act.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act with respect to sales of shares through this prospectus. We intend to inform the selling stockholders that the anti-manipulation provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

The selling stockholders also may resell all or a portion of their shares in open market transactions in reliance on Rule 144 under the Securities Act, provided they conform to the requirements of Rule 144, including a one-year holding period.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify certain persons, including broker−dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon for us by Dewey Ballantine LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, and in accordance with its requirements file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information may be inspected, and copies of these materials may be obtained upon payment of the prescribed fees, at the SEC’s Public Reference Room, 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the Public Reference Room. In addition, we are required to file electronic versions of these materials with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus and any accompanying prospectus supplement. This prospectus and, if applicable, any accompanying prospectus supplement do not contain all of the information set forth in the registration statement and the exhibits and the schedules to the registration statement. For further information with respect to us and our common stock, you should read the registration statement, including its exhibits and schedules. Statements contained in this prospectus and any accompanying prospectus supplement, including documents that we have incorporated by reference, as to the contents of any contract or other document referred to are not necessarily complete, and, with respect to any contract or other document filed as an exhibit to the registration statement, each such statement is qualified in all respects by reference to the corresponding exhibit. Copies of the registration statement and its exhibits are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the SEC’s Public Reference Room, at the address listed above, or via the EDGAR database.

The SEC allows us to incorporate by reference information in this prospectus and any accompanying prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus and, if applicable, the accompanying prospectus supplement, except for any information superseded by information contained directly in this prospectus and any accompanying prospectus supplement or in any subsequently filed incorporated document. This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that we have previously filed with the SEC (other than information in such documents that is deemed to be furnished and not filed). These documents contain important information about us and our financial condition.

•	Our Annual Report on Form 10-K for the year ended December 31, 2004, File No. 000-23143;

•	Our Quarterly Report on Form 10-Q for the three months ended March 31, 2005, File No. 000-23143;

•	Our Quarterly Report on Form 10-Q for the six months ended June 30, 2005, File No. 000-23143;

•	Our Quarterly Report on Form 10-Q for the nine months ended September 30, 2005, File No. 000-23143;

•	Our Current Reports on Form 8-K filed on:

— January 14, 2005, File No. 0-23143;

— January 14, 2005, File No. 0-23143;

— February 25, 2005, File No. 0-23143;

— March 2, 2005, File No. 0-23143;

— March 10, 2005, File No. 0-23143;

— April 5, 2005, File No. 0-23143;

— May 13, 2005, File No. 0-23143;

— June 8, 2005, File No. 0-23143;

— June 13, 2005, File No. 0-23143;

— June 29, 2005, File No. 0-23143;

— September 15, 2005, File No. 0-23143;

—	December 28, 2005, File No.0-23143

—	January 9, 2006, File No. 0-23143; and

•
The description of our common stock contained in our Registration Statement on Form 8-A, dated September 29, 1997, File No. 0-23143, including any amendments or reports filed for the purpose of updating such description.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	subsequent to the date of this prospectus and prior to the completion of this offering of our common stock; and

•	after the date of the initial registration statement and prior to the effectiveness of the registration statement will be deemed to be incorporated by reference in this prospectus and any accompanying prospectus supplement and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus or any accompanying prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus and the accompanying prospectus supplement to the extent that a statement contained in this prospectus or the accompanying prospectus supplement, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus and the accompanying prospectus supplement, modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or the accompanying prospectus supplement.

Documents incorporated by reference are available from us without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus and the accompanying prospectus supplement. Prospective investors may obtain documents incorporated by reference in this prospectus and the accompanying prospectus supplement by requesting them in writing or by telephone from us at our executive offices at 777 Old Saw Mill River Road, Tarrytown, New York 10591, telephone number (914) 789-2800, Attention: Richard W. Krawiec, Ph.D., Vice President, Investor Relations and Corporate Communications.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Except for the SEC registration fee and the NASD filing fee, all expenses are estimated. All such expenses will be paid by the Registrant.

Registration Fee—Securities and Exchange Commission	$532
Accountants’ fees and expenses	25,000
Legal fees and expenses	25,000
Printing and engraving expenses	1,000
Transfer agent and registrar fees	3,500
Miscellaneous	968
Total	$56,000

Item 15. Indemnification of Directors And Officers

Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had no cause to believe his conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

Section 102(b)(7) of the DGCL provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for breach of a director’s fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. The Registrant’s Restated Certificate of Incorporation contains such a provision.

                                               II-1

The Registrant’s Certificate of Incorporation and By-Laws provide that the Registrant shall indemnify officers, directors, employees and agents of the Registrant, to the full extent permitted by and in the manner permissible under the laws of the State of Delaware. In addition, the By-Laws permit the Board of Directors to authorize the Registrant to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of the Registrant arising out of his capacity as such.

The Registrant has entered into Indemnification Agreements with each of its officers and directors, pursuant to which the Registrant has agreed to indemnify and advance expenses to such officers and directors to the fullest extent permitted by applicable law.

The Registrant has obtained an insurance policy providing coverage for certain liabilities of its officers and directors.

Item 16. Exhibits.

Exhibit Number	Description of Exhibit

5.1	Opinion of Dewey Ballantine LLP
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Dewey Ballantine LLP (included in exhibit 5.1)
24.1	Power of Attorney (included on the signature pages to this Registration Statement).
______________

Item 17. Undertakings.

The undersigned registrant does hereby undertake:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which has been registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

Provided, however, that:

(A)
Paragraph (1)(i) and (1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in the reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78(d)) that are incorporated by reference in the registration statement; and

(B)
Paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(C)
Provided further, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 110(c) of Regulation AB.

(2)
That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
If the registrant is a foreign private issuer, to file a post-effective amendment of the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for purposes of determining any liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller of the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tarrytown, State of New York, on January 9, 2006.

PROGENICS PHARMACEUTICALS, INC.

By: /s/ Paul J. Maddon, M.D., Ph.D.
Paul J. Maddon, M.D., Ph.D.
Chief Executive Officer and Chief Science Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the persons whose names appear below constitute and appoint Paul J. Maddon, M.D., Ph.D. and Robert A. McKinney, and each of them, his true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, together with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and such other agencies, offices and persons as may be required by applicable law, granting unto said attorney in fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Kurt W. Briner Kurt W. Briner	Co-Chairman of the Board	January 9, 2006
/s/ Paul F. Jacobson Paul F. Jacobson	Co-Chairman of the Board	January 9, 2006
/s/ Paul J. Maddon, M.D., Ph.D. Paul J. Maddon, M.D., Ph.D.	Chief Executive Officer and Chief Science Officer(Principal Executive Officer)	January 9, 2006
/s/ Robert A. McKinney Robert A. McKinney	Chief Financial Officer, Vice President, Finance & Operations and Treasurer (Principal Financial and Accounting Officer)	January 9, 2006
/s/ Charles A. Baker Charles A. Baker	Director	January 9, 2006
/s/ Mark F. Dalton Mark F. Dalton	Director	January 9, 2006
/s/ Stephen P. Goff, Ph.D. Stephen P. Goff, Ph.D.	Director	January 9, 2006
/s/ David A. Scheinberg, M.D., Ph.D. David A. Scheinberg, M.D., Ph.D.	Director	January 9, 2006

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

5.1	Opinion of Dewey Ballantine LLP
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Dewey Ballantine LLP (included in exhibit 5.1)
24.1	Power of Attorney (included on the signature pages to this Registration Statement).
______________
All schedules have been omitted because they are not required or because the required information is given in the Financial Statements or Notes thereto.